LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF

HER SONG FILM LLC

(a New York Limited Liability Company)

This **LIMITED LIABILITY COMPANY OPERATING AGREEMENT** of Her Song Film LLC, a New York limited liability company (the "**Company**"), is made and entered into effective as of May 15th, 2024 (the "**Effective Date**") by and among the Persons whose signatures appear on the signature pages hereof.

WI T N E S S E T H

WHEREAS, the Company was formed as a New York limited liability company on April 30, 2024 by the filing of the Articles with the Department of State of the State of New York pursuant to the laws of the State of New York;

WHEREAS, prior to the Effective Date, no limited liability company operating agreement had been executed or prepared in connection with the Company;

WHEREAS, the Members now desire to enter into this Limited Liability Company Operating Agreement to govern the management and operation of the Company and the Members' respective rights and obligations; and

WHEREAS, the Members hereby agree that this Agreement supersedes any and all prior agreements of the Members hereto relating to the subject matter hereof.

NOW THEREFORE, in consideration of the mutual promises made herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 ***Definitions.*** Unless otherwise expressly provided herein or unless the context clearly requires otherwise, the following terms as used in this Agreement shall have the following meanings:

"**Act**" shall mean the Limited Liability Company Law of the State of New York, as amended, and as may be further amended from time to time.

"Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following:

1. All production costs of the Picture, including but not limited to, equipment rental, costumes and wardrobes, hair and makeup, legal fees, etc.

2. Third party sales agent and producer representative fees and expenses;

3. Actual, third party, out of pocket amounts incurred by or on behalf of Company in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;

4. Ongoing third-party accounting costs and expenses actually incurred by or on behalf of Company in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;

5. Actual, third party, out of pocket expenses incurred by or on behalf of Company in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture);

Actual, third party, out of pocket expenses incurred in connection with the existence and management of Company (e.g., taxes, accounting fees, filing fees, etc.);

6. Any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Company and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture);

7. Any amounts required to be withheld by law;

8. Payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture;

9. Any actual, third party, out of pocket costs incurred by or on behalf of Company or its affiliates in connection with enforcement of Company's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses;

10. Any amounts used to repay loans received in connection with the production of the Picture;

11. Any deferred compensation and bonuses (e.g., box office bonuses, award bonuses,) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);

12. Any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and

13. Any reasonable reserve amounts, as determined by Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

14. Any amounts paid or in connection with any software API costs or related expenses.

15. Any amounts paid or in connection with Wefunder and the commissions paid through or for the platform.

"**Affiliate**" shall mean, with respect to any Person: (a) any other Person directly or indirectly controlling, controlled by, or under common control with such Person; (b) any Person owning or controlling fifty-one percent (51%) or more of the outstanding voting interests of such Person; (c) any officer, director, managing member or manager, or general partner of such Person; or (d) any officer,

director, managing member or manager, general partner, trustee, or holder of fifty-one percent (51%) or more of the voting interests of any Person described in clauses (a) through (c). For purposes of this definition, the term "controls," "is controlled by" or "is under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

"**Agreement**" **or** "**Operating Agreement**" shall mean this Limited Liability Company Operating Agreement, as amended and/or restated from time to time.

"**Articles**" shall mean the articles of organization of the Company, and any amendments thereto, executed and filed in accordance with the Act.

"**Available Cash**" shall mean, with respect to any relevant period, the amount equal to the excess of (a) the total cash receipts of the Company for such period (exclusive of any Capital Contributions and the proceeds of any loans to the Company), over (b) the sum of the following:
(i) all operating and other expenses of the Company for such period; (ii) all outstanding and unpaid current obligations of the Company for such period; and (iii) as reasonably determined by the Managing Member(s), any amounts set aside for the creation of or addition to working capital reserves.

"**Capital Account**" shall mean the capital account maintained for each Member pursuant to Section 4.1.

"**Capital Contribution**" shall mean, with respect to any Member, the sum of the amount of money and the fair value of any property (other than money) or services contributed to the Company with respect to the Membership Units held by such Member pursuant to Article III, a record of which is set forth on ***Schedule A*** hereto, and which amount shall include the initial capital contribution of each Member as well as any subsequent or additional capital contributions but shall exclude the amount of any loan or extension of credit made by Members to the Company.

"**Class A Member**" shall mean any Person holding Class A Membership Units as set forth on ***Schedule A*** hereto and executing this Agreement as a Class A Member or otherwise being admitted to the Company as a Class A Member.

"**Class B Member**" shall mean any Person holding Class B Membership Units as set forth on ***Schedule A*** hereto and executing this Agreement as a Class B Member or otherwise being admitted to the Company as a Class B Member.

"Class C Member" shall mean any Person holding Class C Membership Units as set forth on ***Schedule A*** hereto and executing this Agreement as a Class C Member or otherwise being admitted to the Company as a Class C Member.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended, and as may be further amended from time to time.

"**Company**" shall have the meaning set forth in the preamble.

"**Distribution**" shall mean any cash, and other property valued at its Fair Market Value, paid to a Member by the Company from the operations of the Company. For the avoidance of doubt, payments of interest and repayments of principal of any Member Loan shall not constitute a Distribution, and the payment of any salary, bonus, or other employment compensation to a Member shall not constitute a Distribution.

"**Economic Interest**" shall mean a Member's right to share in Profits, Losses, and Distributions, and to receive interim Distributions and liquidation Distributions as provided in this Agreement and the Act.

"**Effective Date**" shall have the meaning set forth in the preamble.

"**Fair Market Value**" shall mean, as of any date of determination, the fair market value of the Interest or property in question as determined in good faith and pursuant to generally accepted accounting principles by a qualified and independent certified public accountant with experience in valuing companies with similar businesses and/or enterprises to the Company, chosen by the Company and retained for such purpose, taking into account such factors as such accountant deems appropriate.

"**Fiscal Year**" shall mean each twelve (12)-month period selected by the Company as its annual accounting period, which period shall be divided into four (4) equal quarters called "Fiscal Quarters," or such other year as is required by Section 706 of the Code.

"**Gross Asset Value**" shall have the meaning set forth in Section 4.1(d).

"Gross Proceeds" shall mean any and all amounts, including nonrefundable advances, received by Company from the exploitation of the Project and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity, notwithstanding anything to the contrary contained in this Agreement:

1. If a distributor(s) of the Project pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds;

2. Any amounts used to fund production costs of the Project shall not be included in Gross Proceeds;

3. Any advance received from a record company in connection with a soundtrack album for the Project shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and

4. Tax credits or other tax incentives received in connection with the production of the Project shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture.

"**Incapacitation**" shall mean a state, permanent or temporary, of mental or physical impairment which deprives the afflicted individual of the ability, knowledge, understanding, legal qualification or fitness to adequately perform a required duty, professional obligation, or governance privilege under this Agreement which lasts for a continuous period of six (6) months or more, or an aggregate of one hundred eighty (180) days or more within any twelve (12) month period, the state of which may be confirmed by the Company through a licensed medical doctor designated by the Company at its sole expense for the purpose of determining whether such Member is "Incapacitated" for purposes of this Agreement.

"**Interest**" shall mean, with respect to any Member, such Member's entire interest in the Company at any time, including: (a) such Member's Capital Account balance: (b) such Member's right to receive Distributions and allocations of Profits and Losses; (c) such Member's right, if any, to vote on or consent to matters submitted to the vote or consent of the Members in accordance with this Agreement; and (d) the other rights and privileges of such Member as provided herein or as guaranteed by the Act.

"**Losses**" shall mean, with respect to any fiscal period of the Company, the net losses of the Company for such period for federal income tax purposes, including, as appropriate, each item of income, loss, deduction or credit entering into such determination, as determined bythe regular accountants of the Company and including treating as deductions items of expenditures defined in Section 705(a)(2)(B) of the Code (or which are treated as Section 705(a)(2)(B) expenditures under Regulations Section 1.704-1(b)(2)(iv)(i)).

"**Managing Member(s)**" shall be Eléa Lienne and John Keller.

"**Member**" shall mean any Person (a) that executes this Agreement as a member of the Company, or that is hereafter admitted to the Company as an additional member or a substituted member in accordance with the terms hereof, and (b) that has not ceased to be a member of the Company under the terms hereof. A Member may own one or more classes of Membership Units, subject to the terms hereof.

"**Membership Unit**" shall mean the measure used to reflect a Member's Interest, which may be authorized and issued in one (1) or more classes in accordance herewith, the allocations of which shall be set forth on ***Schedule A*** hereto, as updated from time to time in accordance with this Agreement.

"**New Securities**" shall mean any Membership Units, rights, options or warrants to purchase Membership Units, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Membership Units; *provided*, *however*, that "New Securities" shall not include: (i) Membership Units issued or issuable upon conversion of any other Membership Units; (ii) Membership Units issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the Effective Date and any securities issuable upon the conversion thereof; (iii) Membership Units issued in connection with any recapitalization or similar transaction; (iv) Membership Units (or options, warrants or rights therefor) granted or issued after the Effective Date to employees, officers, directors, contractors, consultants, or advisers of or to the Company or any Affiliate or subsidiary thereof pursuant to incentive agreements, services agreements, membership interest purchases, profits interests, equity incentive or membership option plans, bonuses or awards, warrants, contracts, grant agreements, or other arrangements that are approved by the Company pursuant to the terms of this Agreement;
(v) Membership Units authorized as of the Effective Date; or (vi) Membership Units or other securities of the Company issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

"**Percentage Interest**" shall mean, with respect to any Member, a ratio equal to (a) the number of issued and vested Membership Units held by such Member divided by (b) the total number of authorized and outstanding Membership Units, as set forth on ***Schedule A*** hereto. For purposes of any voting, approval, or consent requirements under this Agreement, only issued and vested Membership Units shall be taken into account in the calculation of any Member's Percentage Interest or the Members' aggregate Percentage Interests.

"**Person**" shall mean an individual, corporation, partnership, limited liability company, joint venture, syndicate, person, trust, association, organization, trust, estate, unincorporated organization, governmental authority, or other legal entity, and including any successor, by merger or otherwise, or any of the foregoing.

"**Profits**" shall mean, with respect to any fiscal period of the Company, the net profits of the Company for such period for federal income tax purposes including, as appropriate, each item of income, loss, deduction or credit entering into such determination, as determined by the regular

accountants of the Company and including income exempt from tax as described in Section 705(a)(1)(B) of the Code.

"**Regulations**" shall mean the temporary and final Treasury Regulations promulgated under the Code and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

"**Securities Act**" shall mean the Securities Act of 1933, as amended, and as may be further amended from time to time.

"**Transfer**" shall mean the mortgage, pledge, hypothecation, transfer, sale, conveyance, encumbrance, assignment, gift or other disposition, in whole or in part, of an Interest, whether voluntarily, by operation of law or otherwise. With respect to any Member that is an entity, any direct or indirect transfer of fifty percent (50%) or more of the issued and outstanding capital stock or other beneficial interests in such Member, however accomplished, whether in a single transaction or in a series of related or unrelated transactions, shall also be deemed to be a "Transfer."

ARTICLE II

THE COMPANY AND ITS BUSINESS

Section 2.1 ***Formation of Company.*** The Company was formed as a limited liability company on April 30, 2024, pursuant to the provisions of the Act. The rights and liabilities of the Members, the management of the affairs of the Company, and the conduct of its business shall be as provided herein, subject to the provisions of the Act.

Section 2.2 ***Name; Registered Office and Registered Agent; Mailing Address.*** The name of the Company shall be Her Song Film LLC or such other name as the Managing Member(s) may designate from time to time. The Company's registered office and registered agent in the State of New York shall be as the Managing Member(s) may determine from time to time. The mailing address of the Company shall be as the Managing Member(s) may determine from time to time.

Section 2.3 ***Term of Company.*** The term of the Company commenced upon the filing of the Articles with the Department of State of the State of New York in accordance with the Act, and shall continue in perpetuity, unless sooner terminated in accordance with this Agreement or as provided by law.

Section 2.4 ***Purposes of Company.*** The purposes of the Company are: (i) to operate as a Special Purpose Vehicle ("SPV") for the purpose of investing and raising funds to produce, complete, deliver, and market the motion picture presently entitled "Her Song", (ii) to engage in any lawful act or activity for which limited liability companies may be formed pursuant to the Act; (iii) to do all things necessary or useful in connection with the foregoing; and (iv) to do every other act or acts incidental to, or arising from, or connected with, any of the foregoing.

Section 2.5 ***Filings.*** The Managing Member(s) has filed or has caused to be filed the Articles in accordance with the terms of the Act. The Managing Member(s) is authorized to execute, file and publish, or cause to be filed and published, with the proper authorities in each jurisdiction where the Company conducts business, such certificates or documents as may be necessary or advisable in connection with the conduct of the business in its name and/or pursuant to a fictitious name or similar statute. The Members shall, from time to time, execute, acknowledge, verify, file, record and publish all such applications, certificates and other documents, and do or cause to be done all such other acts as the Managing Member(s) may deem necessary or appropriate to comply with the requirements of law for

the formation, qualification and operation of the Company as a limited liability company in all jurisdictions in which the Company shall desire to conduct business.

Section 2.6 ***Names, Addresses, Capital Contributions, Membership Units, and Percentage Interests of Members.*** The name, address, Capital Contribution, Membership Units, and Percentage Interest of each Member are set forth on ***Schedule A*** hereto, which Schedule is maintained at the office of the Managing Member(s). If necessary, ***Schedule A*** shall from time to time be amended by the Managing Member(s) without the necessity of any further action by or approval from the Members to reflect any changes to the information set forth therein made in accordance with the terms of this Agreement and, in such event, updated copies thereof shall be promptly sent to all Members in physical or digital form.

Section 2.7 ***Title of Property.*** Except as may be separately agreed in writing between the Company and a given Member and except as otherwise expressly provided herein, all Company Property shall be owned by the Company as an entity, and no Member shall have any ownership interest in such property in his, her, or its individual name or right. Membership Units shall be personal property for all purposes. The Company shall hold all Company Property in the name of the Company and not in the name of any Member. For purposes of this Section 2.7, "**Company Property**" shall mean all real and personal property acquired by or contributed to the Company and any improvements thereto, and shall include both tangible and intangible property.

Section 2.8 ***Insurance.*** The Company shall maintain all insurance policies required to be maintained by it pursuant to any contract to which it is a party or as may be required by applicable law (each, an "**Insurance Policy**" and collectively, the "**Insurance Policies**"), the reasonable costs of which shall be considered an expense of the Company.

ARTICLE III

COMPANY INTERESTS AND CAPITALIZATION

Section 3.1 ***Capital Contributions.*** Each Member has made, or shall promptly make, a Capital Contribution (if any) to the Company in the amount set forth opposite such Member's name and under the heading "Capital Contribution" on ***Schedule A*** hereto. As of the Effective Date, no other Capital Contributions shall have been made or shall be made to the Company other than as set forth on ***Schedule A*** hereto. Except as otherwise expressly provided in this Agreement, no Member shall have the right or be required to make any additional capital contributions to the Company.

Section 3.2 ***Additional Capital Contributions.*** If the Managing Member(s) reasonably determines that the Company requires additional funds (the "**Additional Funds**"), the Managing Member(s) may, subject in each case to the terms of this Agreement: (x) permit one or more Members to personally loan the necessary funds to the Company; (y) reasonably attempt, on behalf of the Company, to obtain a commercial loan from traditional third-party lenders; or (z) request in writing that each Member (each, a "**Solicited Member**") make an additional capital contribution to the Company to fund the Additional Funds in accordance with this Section 3.2 (a "**Capital Request**"); *provided, however*, that no Member shall be obligated to make any additional capital contributions to the Company. In the event that the Managing Member(s) decides to make a Capital Request from the Solicited Members, the Managing Member(s) shall promptly send a written notification to each Solicited Member (the "**Additional Funds Notice**") of such request, which Additional Funds Notice shall describe in reasonable detail: (i) the amount of Additional Funds being requested; (ii) the purpose(s) for which the Additional Funds are requested, and (iii) the date on which such Additional Funds are due, which date shall not be earlier than fourteen (14) days after the date of the Additional Funds Notice (such date, the "**Capital Due Date**"). Each Solicited Member may, but need not,

contribute its *pro rata* portion of the Additional Funds (based on the Members' respective Percentage Interests at such time) on or before the Capital Due Date. If one or more of the Solicited Members declines or otherwise fails to contribute its *pro rata* portion of the Additional Funds by the Capital Due Date (each, a "**Declining Member**"), the Managing Member(s) may take commercially reasonable steps to raise the remaining Additional Funds, first from Solicited Members that have notified the Managing Member(s) of their interest in contributing more than their respective *pro rata* portions of the Additional Funds, and then from outside Persons. Unless otherwise resolved in writing by the Managing Member(s), the Percentage Interest and Capital Account of each Declining Member shall be equitably adjusted by the Managing Member(s) to reflect the additional capital contributions so made by new or existing Members. If each Solicited Member elects to and does contribute its *pro rata* portion of the Additional Funds described in the Additional Funds Notice, no adjustment of Percentage Interests or Capital Accounts shall be made. No Declining Member shall incur any personal liability in connection with any refusal or failure to contribute all or some funds towards the Additional Funds.

Section 3.3 ***Rights Regarding Capital Contributions.*** Except as otherwise expressly provided herein, no Member shall be entitled to withdraw or be returned any part of its Capital Contribution (if any) or to be paid interest in respect of its Capital Contribution (if any). No Member, in its capacity as a Member, shall have the right to receive any cash or any other property of the Company, except as expressly set forth in this Agreement. No Member shall have personal liability for the payment of any Capital Contribution, if any, required to be made by any other Member.

Section 3.4 ***No Obligation to Restore Negative Balances in Capital Accounts.*** No Member shall have an obligation, at any time during the term of the Company or upon its liquidation, to pay to the Company or any other Member or third party an amount equal to the negative balance in such Member's Capital Account.

Section 3.5 ***Liability of Members, Managing Member(s), and their Affiliates.*** Unless otherwise required by law, the debts, obligations, and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company. None of the Members, the Managing Member(s), any former Member, or any of their respective Affiliates, officers, principals, partners, directors, shareholders, members, employees, or agents shall be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being or having been a Member, acting as the Managing Member(s), or being a Person affiliated with a Member or the Managing Member(s). Unless otherwise required by law, neither the Managing Member(s) nor the Members shall have any personal liability whatsoever for any obligations or liabilities of the Company, or for any breach of duty of the Managing Member(s) or an Officer, and the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement shall not be grounds for imposing personal liability on the Managing Member(s), any Member, or any Officer.

Section 3.6 ***Authorized Classes of Membership Units.***

(a) *Classes of Membership Units.* The Members' Interests in the Company shall be represented by Membership Units. The number of authorized and outstanding Membership Units, and the classes thereof, are set forth on ***Schedule A*** hereto. The relative rights, privileges, preferences, obligations, and responsibilities with respect to each class of Membership Units shall be determined under this Agreement and under the Act based upon the number and class of Membership Units held by the Member; *provided, however*, that except as is expressly set forth in this Agreement or in separate written agreements between the Company and a Member, the rights, privileges, obligations, and responsibilities attaching to the Membership Units held by each Member shall be the same as the rights, privileges, obligations, and responsibilities attaching to all other Membership Units.

(b) *Admission of Class A Members.* The Members hereby agree that, as of the Effective Date, the Company intends to allocate up to 1400 Class A Membership Units to one or more prospective Class A Members, which are authorized but not yet issued as of the Effective Date. The Managing Member(s) shall have all power and authority to identify prospective Class A Members and to take such actions as are reasonably necessary to have such prospective Class A Members become Class A Members. The Managing Member(s) shall update ***Schedule A*** hereto to reflect the admission of each such Class A Member. No additional action or approval shall be required by the members to admit any such prospective Class A Member as a Member.

(c) *Admission of Class B Members.* The Members hereby agree that, as of the Effective Date, the Company intends to sell up to one hundred and 300 Class B Membership Units (collectively, the "**Class B Shelved Units**") to one or more prospective Class B Members, which Early Shelved Units are authorized but not yet issued as of the Effective Date. The Managing Member(s) shall have all power and authority to identify prospective Class B Members and to take such actions as are reasonably necessary to have such prospective Class B Members become Class B Members. Each prospective Class B Member shall be required to execute a subscription agreement to memorialize its Capital Contribution to the Company and, upon execution of such subscription agreement by both such prospective Class B Member and the Company, and upon receipt of such prospective Class B Member's Capital Contribution, each such prospective Class B Member shall be admitted as a Class B Member subject to the terms of this Agreement. The Managing Member(s) shall update ***Schedule A*** hereto to reflect the admission of each such Class B Member. No additional action or approval shall be required by the members to admit any such prospective Class B Member as a Member.

(d) *Admission of Class C Members.* The Members hereby agree that, as of the Effective Date, the Company intends to sell up to one hundred and 300 Class C Membership Units (collectively, the "**Class C Shelved Units**" and together with the Class B Shelved Units the "**Shelved Units**") to one or more prospective Class C Members, which Standard Shelved Units are authorized but not yet issued as of the Effective Date. The Managing Member(s) shall have all power and authority to identify prospective Class C Members and to take such actions as are reasonably necessary to have such prospective Class C Members become Class C Members. Each prospective Class C Member shall be required to execute a subscription agreement to memorialize its Capital Contribution to the Company and, upon execution of such subscription agreement by both such prospective Class C Member and the Company, and upon receipt of such prospective Class B Member's Capital Contribution, each such prospective Class C Member shall be admitted as a Class C Member subject to the terms of this Agreement. The Managing Member(s) shall update ***Schedule A*** hereto to reflect the admission of each such Class C Member. No additional action or approval shall be required by the members to admit any such prospective Class C Member as a Member.

(e) *Creating New Classes of Membership Units*. Subject to any consents required under this Agreement, the Managing Member(s) may create additional classes of Membership Units, and designate the rights and attributes of any additional classes of Membership Units, and may amend this Agreement as necessary to reflect the creation of any such new class of Membership Units.

Section 3.7 ***Membership Units and Certification.*** The Company shall be authorized, subject to any consents required under this Agreement, to issue an unlimited number of Membership Units. No certificates or other written instruments shall be issued to any Member in respect of such Member's Membership Units, which shall be evidenced instead by entry on the books and records of the Company, including, without limitation, ***Schedule A*** hereto. Fractional Membership Units shall be permitted.

Section 3.8 ***Member Loans.*** If a Member makes a loan to the Company or advances

money on the Company's behalf (a "**Member Loan**"), subject in each case to the terms of this Agreement, the amount of such loan or advance shall not be treated as a Capital Contribution, but shall be debt due from the Company to such Member. Each Member Loan shall be evidenced by a promissory note drafted and prepared by the Company; *provided*, *however*, that failure of the Company to execute and deliver such note shall not affect the Company's obligation to repay such loan; *provided, further*, that the Company shall not be obligated to pledge any of its assets or property as security for the repayment of such loan.

Section 3.9 *Pre-Emptive Rights.*

(a) *General.* Each Member (each, a "**PR Holder**") has the pre-emptive right to purchase such PR Holder's Pro Rata Share of any New Securities that the Company may from time to time issue in accordance with the terms hereof; *provided, however*, that a PR Holder will have no right to purchase any such New Securities if such PR Holder cannot demonstrate to the Company's reasonable satisfaction that such PR Holder is, at the time of the proposed issuance of such New Securities, eligible to purchase such New Securities under applicable securities laws. A PR Holder's "**Pro Rata Share**" means the ratio of (i) the number of Membership Units then held by such PR Holder, to (ii) the number of all issued and outstanding Membership Units, assuming exercise or conversion of all convertible securities, if any.

(b) *Procedures*. If the Company proposes to undertake an issuance of New Securities, it shall give notice to each PR Holder of its intention to issue New Securities (the "**PR Notice**"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue the New Securities. Each PR Holder will have fourteen (14) days from the date of the PR Notice to agree in writing to purchase up to such PR Holder's Pro Rata Share of such New Securities for the price and upon the general terms specified in the PR Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased by such PR Holder (not to exceed such PR Holder's Pro Rata Share). If the Offerees fail to exercise in full the right of first refusal pursuant to the terms of the Notice, the Company may sell the New Securities to one or more third parties pursuant to the terms of the Notice and subject to the terms of this Agreement and applicable law.

Section 3.10 *Member Tenure.*

(a) *Voluntary Withdrawal.* No Member shall have the right to withdraw from the Company, and no Member shall have the right to a return of all or any portion of such Member's capital and/or a redemption of such Member's Membership Units, unless the Managing Member(s) approves in writing the withdrawal, return, or redemption in question, which approval may be withheld in the sole and absolute discretion of the Managing Member(s). The voluntary withdrawal of a Member shall have no effect upon the operation or continuance of the Company, *provided* that there is at least one (1) remaining Member following such withdrawal. All Members that are granted permission to withdraw from the Company shall exercise their dissociation from the Company in good faith, and shall take reasonable steps to minimize any present or future harm to the remaining Members that is caused or is likely to be caused by their withdrawal. Upon the voluntary withdrawal of a Member, the withdrawn Member shall have no Interest in the Company of any kind, and shall have no rights, privileges, obligations, or responsibilities with respect to the Company, except as expressly provided herein. Unless otherwise agreed in writing between the Member in question and the Company, the Membership Units previously held by such withdrawn Member shall be automatically redeemed by the Company and may be distributed or otherwise allocated in the reasonable discretion of the Managing Member(s). Although the provisions of this paragraph are intended to be self-operative, each Member that voluntarily withdraws agrees to execute and deliver to the Managing Member(s) such documents as the Managing Member(s) may reasonably request in order to confirm and otherwise effectuate such withdrawal.

(b) *Involuntary Removal.* This paragraph shall only apply to the removal of Members that do not also serve as the Managing Member(s) at the time in question. The involuntary removal of a Member shall have no effect upon the operation or continuance of the Company, *provided* that there is at least one (1) remaining Member following such removal. A Member that is removed pursuant to this paragraph shall no longer be a Member, shall be deemed an assignor of its Interest (with all rights, title, and interest therein), and shall further be deemed to have automatically relinquished and resigned any and all roles, offices, and positions in and with respect to the Company, for all purposes, with no right to any payment or distribution as a result thereof. Although the provisions of this paragraph are intended to be self-operative, each Member that is involuntarily removed as a Member pursuant to this paragraph agrees to execute and deliver to the Managing Member(s) such documents as the Managing Member(s) may reasonably request in order to confirm and otherwise effectuate such removal. Subject to the terms of this Agreement, a Member shall be automatically and involuntarily removed by the Company (x) upon the redemption of all of its Membership Units pursuant to Section 12.5(c) or (y) upon the execution of a resolution by the Company (with the consent of the Managing Member(s)) within six (6) months of the occurrence of any of the following acts or omissions by the Member in question:

(i) having inflicted, whether intentionally, recklessly, or through gross negligence, wrongful and substantial damage to any property of the Company and/or its Affiliates;

(ii) the arraignment, indictment, guilty plea, plea of nolo contendere, or conviction of such Member for an act constituting a felony or a crime of moral turpitude by such Member in direct or indirect connection with the business and affairs of the Company and/or its Affiliates;

(iii) engaging in fraud, theft, misappropriation, or embezzlement in connection with the business, property, assets, operations or affairs of the Company and/or its Affiliates;

(iv) any abusive, violent, or belligerent conduct by such Member towards the members, managing members or managers, shareholders, officers, directors, representatives, principals, employees, contractors, customers, vendors, guests, or agents of the Company and/or its Affiliates, as reasonably determined and measured by the Company in its sole discretion; or

(v) having engaged in wrongful conduct which: (1) substantially, actually, and proximately damages the business, property, assets, and/or professional reputation of the Company and/or its Affiliates; (2) is either incapable of remedy or, being capable of remedy, is not remedied within thirty (30) days after delivery to the Member in question of written notice describing such wrongful conduct; and (3) renders it impracticable, in the reasonable opinion of the Managing Member(s), to carry on the Company's business with such Member.

(c) *Right to Seek Damages from Removed Member.* The remaining Members shall have the right to seek damages from a removed Member, to the extent that such damages can be proven, where such removal resulted from a malicious or criminal act by the removed Member, or in the event that the removed Member breached a fiduciary duty to the Company, otherwise breached this Agreement, or committed an act which did or reasonably could have brought harm or disrepute to the Company or its reputation.

(d) *Liability of Withdrawn or Removed Member.* A Member that voluntarily

withdraws or is involuntarily removed from the Company shall bear liability only for those obligations incurred during its time as a Member. Upon the withdrawal or removal of a Member for any reason, the Company shall prepare, file, serve, and publish all notices required by law to protect the withdrawn or removed Member from liability for future Company obligations.

ARTICLE IV

CAPITAL ACCOUNTS; ALLOCATIONS OF PROFITS, LOSSES, AND DISTRIBUTIONS

Section 4.1 ***Capital Accounts.***

(a) The Company shall maintain a separate Capital Account for each Member.

(b) The Capital Account of each Member shall be maintained in accordance with Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Managing Member(s) determines that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with Regulation Section 1.704-1(b), the Managing Member(s) may make such modifications; *provided, however*, that if any such modifications are likely to have a materially adverse effect upon the Members and are not required by law, such modifications shall require the unanimous consent of the Members. Notwithstanding anything to the contrary contained herein, the Members intend that Company Distributions be made as provided in Section 4.2. The Managing Member(s) may modify the manner in which allocations are made pursuant to this Article IV to reflect Company Distributions to be made as provided in Section 4.2. In addition, with respect to the Profits or Losses for the Fiscal Year in which the Company is completely liquidated, the Managing Member(s) shall, to the extent reasonably feasible, allocate such Profits or Losses (including any of the component items thereof) in an effort to adjust the respective Capital Accounts of the Members so as to reflect as closely as reasonably practicable the amount of the final liquidating Distributions to be made to the Members pursuant to Section 9.1(b).

(c) The Capital Account of each Member shall consist of the amount of cash and the fair value of any property or other assets, if any, contributed by such Member to the Company (net of liabilities securing such contributed property assumed by the Company or subject to which the Company takes the contributed property) increased by allocations of Profits pursuant to Section 4.3 and decreased by allocations of Losses pursuant to Section 4.3, and decreased by Distributions and withdrawals of cash and property (to the extent of the Fair Market Value thereof, net of liabilities securing such property assumed by the Member or subject to which the Member takes the property).

(d) In the event the Gross Asset Value of an asset of the Company is adjusted pursuant to Section 4.1(e), the Capital Accounts of all Members shall be adjusted simultaneously to reflect the allocation of gain or loss that would be recognized by the Company if it disposed of such asset in an amount equal to the Gross Asset Value. For purposes of this Agreement, "**Gross Asset Value**" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, as adjusted from time to time pursuant to Section 4.1(e).

(e) The Gross Asset Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values as of the following dates: (i) immediately before the payment by the Company to a Member of money or other property (other than a *de minimis* amount) as consideration for an Interest in the Company, unless all Members receive simultaneous payments of undivided interests in the distributed assets in proportion to their Percentage Interests; and (ii) immediately before the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); and (iii) in connection with an election under Section 734(b) or 743(b) of the Code, but

only as provided in Regulations Section 1.704-1(b)(2)(iv)(m).

(f) In the sole discretion of the Managing Member(s), unless otherwise expressly stated herein, in the event of a Transfer, withdrawal, or redemption of an Interest or any portion thereof in accordance with the terms of this Agreement, whether or not the purchaser, assignee or successor-in-interest is then a Member, the person or entity so acquiring such Interest or any portion thereof shall acquire the Capital Account or portion thereof of the Member formerly owning such Interest, adjusted for Distributions made pursuant to Section 4.2 and allocations of Profits and Losses made pursuant to Section 4.3. The cost of computing such adjustment shall be borne by the Member disposing of such Interest.

Section 4.2 ***Distributions.***

(a) *Distributions.* Except as otherwise provided in Article IX, Distributions out of Available Cash shall be made annually, or more frequently in the sole discretion of the Managing Member(s), as follows:

(i) First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to Class B Members and Class C Members on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of their Capital Contribution,) and pari passu basis until such time, if ever, (i) as the Class B Member has received an amount equal to one hundred twenty five percent (125%) of the Capital Contribution and (ii) the Class C Members has received an amount equal to one hundred and twenty percent (120%) of the Capital Contributions (the "**Return of Capital**"); then

(ii) any remaining Adjusted Gross Proceeds shall be referred to as "Net Profits", and shall be paid as follows: (a) seventy percent (70%) to Class A Members; and (b) thirty percent (30%), in the aggregate, to Class B Members and Class C Members on a pro rata (based on the ratio that their respective Capital Contributions. All third-party participations in Net Profits shall be borne out of Company's share of Net Profits.

(iii) following the Return of Capital, one hundred percent (100%) of Available Cash shall be thereafter distributed to all Members, regardless of their class of membership, on a *pro rata* basis according to their respective Percentage Interests at such time.

(b) *Conditions on Distributions.* Subject to the provisions of this Agreement, the Managing Member(s) may make Distributions in its reasonable discretion. Only Members with issued and vested Membership Units shall receive Distributions hereunder. To the extent that any Membership Units have been authorized but not yet issued, Distributions shall be made only to those Members holding issued and vested Membership Units at such time, and any authorized but unissued Membership Units shall be excluded from the calculation of Distributions made pursuant to this Agreement. Unless otherwise expressly indicated herein, all Membership Units issued to Members shall be deemed to be vested. The Company shall be authorized to withhold from Distributions and to pay over to the appropriate federal, state, or local governmental authority any amounts required to be withheld by law. Additionally, notwithstanding anything to the contrary contained herein, no Distribution shall be declared or made if: (i) the Company is not current in the payment of outstanding debts and obligations; (ii) after giving effect to the Distribution in question, the Company would be unable to pay its debts as such debts become due in the usual course of the Company's business; (iii) after giving effect to the Distribution in question, the Company's total assets would be less than the sum of its total liabilities; or (iv) such Distribution is otherwise prohibited by the Act.

(c) *Incorrect or Unlawful Distributions.* To the extent that Distributions pursuant to this Section 4.2 were incorrectly made, as determined pursuant to the financial statements of the Company, or unlawfully made, all recipients of excess Distributions shall promptly repay all incorrect or unlawful Distributions received from the Company back to the Company, and the Company shall have the right to set off any current or future sums owing to such recipients against any such incorrectly or unlawfully paid amount in excess of the amount owed to such recipients under this Agreement.

Section 4.3 ***Profits and Losses.***

(a) *Generally.* Profits and Losses shall be determined for each Fiscal Year in accordance with the accounting method followed by the Company for federal income tax purposes as reasonably determined by the Managing Member(s). Except as otherwise provided herein, whenever a proportionate part of the Profit or Loss is credited or charged to a Member's Capital Account, every item of income, gain, loss, deduction or credit entering into the computation of such Profit or Loss shall be considered either credited or charged, as the case may be, in accordance with this Agreement, and every item of credit or tax preference related to such Profit or Loss and applicable to the period during which such Profit or Loss was realized shall be allocated to such Member in accordance with this Agreement. These Profits and Losses may be adjusted from time to time, and, for this purpose, at the end of the month (the "**Effective Accounting Date**") that includes the date on which occurs the admission of a new member into the Company or a valid transfer of all or part of a Member's Interest, the books of the Company shall be closed in accordance with Section 706(d) of the Code, and consistent therewith: (x) items of income, deduction, gain, loss and/or credit of the Company that are recognized prior to the Effective Accounting Date shall be allocated among those persons or entities who were Members in the Company prior to the Effective Accounting Date in accordance with their respective Percentage Interests in the Company prior to the Effective Accounting Date; and (y) items of income, deduction, gain, loss and/or credit of the Company that are recognized after the Effective Accounting Date shall be allocated among the persons or entities who were Members after the Effective Accounting Date in accordance with their respective Percentage Interests in the Company after the Effective Accounting Date.

(b) Subject to the other applicable provisions hereof, including, without limitation, Section 3.3 and Section 4.3(c), and after making the allocations of items of income, gain, loss or deduction required under those provisions, and after crediting or debiting each Member's Capital Account balance by the capital contributions and Distributions made by or to such Member during the Fiscal Year, Profits or Losses (and, to the extent necessary, individual items of income, gain, loss or deduction comprising such Profits or Losses) for such Fiscal Year (or other adjustments to a Member's Capital Account required under this Agreement), shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to (a) the Distributions that would be made to such Member pursuant to Section 9.1(b) if the Company was dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability, to the Gross Asset Value of the assets securing such liability), and the net assets of the Company were distributed in accordance with Section 9.1(b) to the members immediately after making such allocation, minus (b) such Member's share of any Partnership Minimum Gain (within the meaning of Regulations Section 1.704-2(d)) and Partner Nonrecourse Debt Minimum Gain (within the meaning of Regulations Section 1.704-2(i)(2)), computed immediately prior to the hypothetical sale of assets, if applicable and depending of the tax election that the Company made.

(c) *Special Allocation Provisions.* Notwithstanding anything to the contrary contained herein, any special allocations required to be made pursuant to the Regulations promulgated under Section 704 of the Code, including those related to minimum gain chargebacks and qualified

income offsets, which qualified income offset rules of Regulations Section 1.704- 1(b)(2)(ii)(d) are hereby incorporated by reference, shall be made prior to the allocations set forth in this Section 4.3 and in the order of priority set forth in the Regulations. It is the intent of the Members that, to the maximum extent possible, all regulatory allocations will be offset either by other regulatory allocations or special allocations of other items of Company income, gain, loss or deduction such that, after all such regulatory allocations are made, each Member's Capital Account balance is, to the maximum extent possible, equal to the Capital Account balance that such Member would have had if the regulatory allocations were not contained in this Agreement, and all allocations were made pursuant to Section 4.3(b).

ARTICLE V

MANAGEMENT

Section 5.1 ***Managing Member(s).*** Except as may be expressly limited by the provisions of this Agreement and by non-waivable provisions of the Act, the Company shall be a "manager-managed" limited liability company as such term is defined in the Act, and the Managing Member(s) shall have the full power, authority, and responsibility for: (i) managing the affairs of the Company; (ii) taking all actions and making all decisions that the Managing Member(s) deems necessary, advisable, or appropriate for the day-to-day management and conduct of the Company's business; (iii) entering into any contract and executing and delivering any instrument in the name of and on behalf of the Company; and (iv) delegating any such power or authority to one or more officers or agents. Except as may otherwise be expressly provided in this Agreement, no Member (as a Member) other than the Managing Member(s) shall take part in, or interfere in any manner with, the management, conduct, or control of the Company's business, and no Member (as a Member) other than the Managing Member(s) shall have any right or authority to act for or bind the Company in any manner whatsoever. Except as so expressly limited, the Managing Member(s) shall have all of the rights, powers, and authority conferred upon a manager of a limited liability company by applicable law or under the provisions of this Agreement and shall have the power to delegate to others any duty or obligation imposed upon it under this Agreement.

All decisions of the Managing Member shall be decided by the unanimous vote of the Managing Member(s). The number of Managing Member(s) who shall constitute the managers of the Company shall be such number as the Managing Member(s) shall from time to time have designated, except that in the absence of any such designation, such number shall be no less than one Managing Member.

Section 5.2 ***Role, Designation, and Tenure.***

(a) *Appointment.* Each Member shall hereby vote its Interest and take all other necessary or desirable actions (including execution of written consents in lieu of meetings) to appoint the following people as the Managing Member(s), subject to the terms of this Agreement: Eléa Lienne and John Keller. The Managing Member(s) shall devote such time and attention to the Company as it deems necessary to be reasonably required for the effective conduct and management of the business and affairs of the Company. Subject to the provisions of this Agreement, the Managing Member(s) may have business interests other than those in the Company and may engage in other commercial activities in addition to those relating to the Company, which outside interests and activities shall not be deemed a conflict of interest. Neither the Company nor any Member shall incur any liability due to any outside activities engaged in by any other Member.

(b) *Fees.* In consideration of its services to the Company, the Managing Member(s)

jointly and in the aggregate shall be eligible to receive guaranteed payments from the Company (each, a "**Management Fee**" and collectively, the "**Management Fees**") equal to 2% of the Company's gross revenue, which amount shall be payable across equal monthly installments and subject to annual reconciliation and true-up, each of which shall be considered an expense of the Company. For the avoidance of doubt, the Management Fees shall constitute "guaranteed payments" within the scope of Section 707(c) of the Code, as amended from time to time.

(c) *Resignation.* The Managing Member(s) may resign from such office voluntarily at any time upon thirty (30) days' advance written notice to all Members. Following the resignation of the Managing Member(s), a replacement Managing Member(s) shall be elected pursuant to Section 5.2(d).

(d) *Tenure and Removal*. Subject to the provisions contained herein, the Managing Member(s) shall hold office until the earlier of its resignation, dissolution, death, or Incapacitation (each, a "**Removal Event**"). Upon the occurrence of a Removal Event, a new Managing Member may be elected in writing by Class A Members holding more than fifty percent (50%) of the Members' Class A Units. Following a Removal Event, the removed Managing Member shall cease to receive any Management Fees and any other compensation in consideration of its services as Managing Member, and the removed Managing Member shall no longer be entitled to exercise any of the rights, powers, or privileges reserved herein for the Managing Member(s).

(e) *Officers.* Subject to the terms hereof, the Managing Member(s) shall be entitled to designate one or more persons from time to time to act as authorized officers or agents of the Company, and to execute, deliver, and perform agreements, instruments, services, and/or documents in the name and on behalf of the Company (each, an "**Officer**"), consistent with the powers and authority of the Managing Member(s). Subject to the terms hereof, each Officer shall have duties and functions as delegated in writing by the Managing Member(s) from time to time, and shall hold office at the pleasure and direction of the Managing Member(s) until the earlier of his or her resignation or removal. Any Officer may be removed at any time by the Managing Member(s) for any reason, with or without cause. No Officer shall be considered a Member solely by virtue of such title, and the appointment of an individual as an Officer shall not of itself create a right to any employment with the Company.

Section 5.3 ***Manner of Acting.*** Except as may be expressly provided to the contrary herein, and provided that all required consents for the matter in question have been already obtained, all Company documents, including, without limitation, all leases, deeds, agreements, and mortgages, may be made, executed, and delivered on behalf of the Company by the any Managing Member(s). All Company documents made, executed, and delivered pursuant to this Section 5.3 will be valid and binding on the Company and on all other Persons, and all Persons may rely on such execution without inquiring into any such authority.

Section 5.4 ***Company Expenses.*** Unless otherwise provided in this Agreement or other valid and enforceable contracts, the Company shall pay all of its own operating, overhead, and administrative expenses of any kind, and the Managing Member(s) shall be reimbursed by the Company for reasonable out-of-pocket expenses incurred in the performance of its duties as the Managing Member(s), subject to this Agreement and pursuant to such policies as may be established by the Company from time to time.

Section 5.5 ***Liability of the Members and Managing Member(s); Indemnification.***

(a) *Managing Member(s) Standard of Care.* The Managing Member(s) shall discharge the Managing Member's duties to the Company and the other Members in good faith and with that degree of care that an ordinarily prudent Person in a similar position would use under similar

circumstances. In discharging its duties, the Managing Member(s) shall be fully protected and shall have no liability to the Company or any of the Members: (i) in relying in good faith upon the records required to be maintained under ARTICLE VII and upon such information, opinions, reports, or statements by any Person as to matters which the Managing Member(s) reasonably believes are within such other Person's professional or expert competence and which Person has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which Distributions to Members might properly be paid; (b) for its good faith actions or failure to act or any errors of judgment; and (c) for any act or omission believed in good faith to be within the scope of authority conferred by this Agreement, except if there shall have been a judgment or other final adjudication adverse to the Managing Member(s) that establishes that the Managing Member(s)' acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of the law or that the Managing Member(s) personally gained in fact a financial profit or other advantage to which the Managing Member(s) was not legally entitled or that with respect to a distribution under Section 508 of the Act, the Managing Member(s)' acts were not performed in accordance with Section 409 of the Act.

(b) *Indemnification.* Except as expressly prohibited by law, the Company shall indemnify, defend and hold harmless the Managing Member(s) and each Member and Officer, and each of their respective equity owners, officers, employees, agents, and representatives (each, an "**Indemnified Party**"), from and against any and all debts, losses, claims, damages, costs, demands, fines, judgments, contracts (implied and expressed, written and unwritten), penalties, obligations, payments, and liabilities of every type and nature (whether known or unknown, fixed or contingent), including, without limitation, those arising out of any lawsuit, action or proceeding brought by or on behalf of a third party (each a "**Claim**"), together with any reasonable costs and expenses (including, without limitation, reasonable attorneys' fees, out-of-pocket expenses and other reasonable costs and expenses incurred in investigating, preparing or defending any pending or threatened lawsuit, action or proceeding) incurred in connection with the foregoing suffered or sustained by such Indemnified Party by reason of any act, omission or alleged act or omission by such Indemnified Party arising out of or in connection with the business of the Company. Notwithstanding the foregoing, indemnification shall not be available under this Section: (i) to any Indemnified Party seeking indemnification whom a properly convened arbitral tribunal or a court of competent jurisdiction finally determines has personally committed an act, omission, or alleged act or omission upon which an actual or threatened action, proceeding, or claim is based and which was not taken (or was not omitted from being taken) in good faith on behalf of the Company or which constitutes willful misconduct, fraud, recklessness, gross negligence, or a material breach of this Agreement; (ii) if the Indemnified Party is not the Managing Member, if the Indemnified Party fails to promptly notify the Managing Member(s) of any Claim, or threat thereof, promptly after receiving notice thereof and within a reasonable time before a response to such Claim is required to be filed, or (iii) if the Indemnified Party is not the Managing Member, if requested by the Managing Member(s), the Indemnified Party fails to permit the Company to take over the defense of such Claim with counsel of its choosing or to fully cooperate to the fullest extent possible with the Company and its designated counsel in the defense of such claim.

(c) *Continuing Indemnification.* Indemnification under this Section shall continue as to a Person who has ceased to serve in the capacity that initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Section shall be deemed contract rights, and no amendment, modification or repeal of this Section shall have the effect of limiting or denying any such rights with respect to actions taken or proceedings arising prior to any such amendment, modification or repeal.

(d) *Insurance.* The Managing Member(s) shall have the power but not the obligation to purchase and maintain insurance in reasonable amounts on behalf of each Member and

each of the officers, employees and agents of the Company against any liability incurred by them in their capacities as such, whether or not the Company has the power to indemnify them against such liability. Any indemnity payable under this Section shall be offset by any insurance proceeds payable under such policies of insurance.

(e) *Securing of Indemnification Obligations.* To further effect, satisfy, or secure the indemnification obligations provided in this Section 5.5 or otherwise, the Company may maintain insurance, obtain a letter of credit, act as a self-insurer, create a reserve, trust, escrow, cash collateral or other fund or account, enter into indemnification agreements, pledge or grant a security interest in any assets or properties of the Company, or use any other mechanism or arrangement whatsoever in such amounts, at such costs, and upon such other terms and conditions as the Managing Member(s) deems reasonably appropriate. No Member shall be personally liable for any amount payable by the Company pursuant to this Section 5.5.

ARTICLE VI

FEES AND EXPENSES

Section 6.1 ***Fees and Expenses.*** The Company shall be permitted to pay amounts owed to attorneys, accountants and other professionals, as well as other reasonable expenses relating to the operation of the Company.

ARTICLE VII

BOOKS AND RECORDS; TAX ELECTIONS; INTELLECTUAL PROPERTY

Section 7.1 ***Books and Records; Reporting.***

(a) *Books and Records.* At the sole expense of the Company, proper and complete books and records for the Company shall be kept and maintained, in accordance with generally accepted accounting principles consistently applied, by or at the direction of the Managing Member(s), who may reasonably employ or otherwise use the services of qualified agents to do so, which books and records shall include without limitation all records required to be maintained under the Act, which, as of the Effective Date, include the following: (i) a current list of the full name and last known address of each Member; (ii) a copy of the Articles; (iii) copies of the Company's federal, state, and local tax returns, if any, for the three (3) most recent years; (iv) copies of any financial statements of the Company for the three (3) most recent years; (v) copies of this Agreement and any amendment(s) thereto; and (vi) copies of records that would enable a Member to determine the Members' relative rights to Company Distributions, if any, and the Members' relative voting rights, if any.

(b) *Access to Books and Records.* Upon written request and at least twenty eight (28) days' notice: (i) each Member may obtain true and full information regarding the current state of the Company's business and financial condition; (ii) a Member or the Member's designated representative may inspect and copy, during ordinary business hours and at the Member's expense, any of the records of the Company required to be maintained under Section 7.1(a); and (iii) a Member may inspect, personally or through a representative and during ordinary business hours, other books and records of the Company as is just and reasonable. All information provided to a Member or a Member's representative under this Section 7.1(b) shall be maintained in strict confidence by the Member and may be used by the Member only for the protection of the Member's legitimate interests as a Member. Notwithstanding anything to the contrary contained herein, the reasonable cost, if any, of furnishing any information requested by a Member in accordance herewith shall be borne exclusively by the requesting Member, provided that the Company remains in compliance with this Section 7.1 and with applicable

law.

(c) *Reports.* As soon as commercially practicable after the end of each Fiscal Year, the Company shall cause to be prepared and sent to each Member an unaudited balance sheet and a statement of income for the Company with respect to such Fiscal Year. Additionally, as soon as commercially practicable after the end of each Fiscal Year, the Company shall cause to be prepared and sent to each Member a report setting forth in sufficient detail all such information and data with respect to the Company for such Fiscal Year as shall enable each Member to prepare its income tax returns. Any financial statements, reports, and tax returns required under this Agreement shall be prepared at the expense of the Company.

(d) *Internal Audits.* Any Member may, at its option and sole expense, conduct during reasonable business hours and upon reasonable written notice to the Managing Member(s) internal audits or reviews of the books, records, and accounts of the Company. Audits and reviews may be on either a continuous or a periodic basis or both and may be conducted by employees of the Member in question or of an Affiliate of the Member in question, or by independent auditors or accountants retained by the Member in question; *provided, however*, that a copy of the audit report prepared in connection with any such audit shall be provided to the Managing Member(s) at no cost or penalty to the Company. If an audit is prepared at the Company's expense at the option of the Managing Member(s), a copy of the audit report prepared in connection therewith will be provided to each Member at no cost or penalty to any Member.

(e) *Compliance of Members.* All Members shall be required to lawfully prepare and/or execute any additional documentation, and supply any personal information, as may be reasonably required in connection with the Company's regular business upon the reasonable request of the Managing Member(s) and within a reasonable time, including, without limitation, all necessary documentation, information, and/or fingerprinting procedures required by any applicable regulatory authority.

Section 7.2 ***Tax Elections.*** The Managing Member(s) shall be empowered to make or revoke any elections now or hereafter required or permitted by any federal, state, or local tax law, and to decide in a fair and equitable manner any accounting procedures and other matters arising with respect to the Company or under this Agreement that are not expressly provided for in this Agreement. Notwithstanding the foregoing, unless otherwise resolved by the Managing Member(s), the Company, the Managing Member(s), and all Members shall take any steps that may be necessary to elect s-corp status for purposes of the Code and any applicable state or local tax law.

Section 7.3 ***Bank Accounts.*** The Managing Member(s) shall maintain one or more bank and/or money market accounts to safeguard and maintain the funds of the Company in a branch and at a bank to be determined in the Managing Member(s)'s discretion and shall deposit funds of the Company into said accounts and in accordance with this Agreement.

Section 7.4 ***Title to Company Assets.*** All rights, title, and interest in and to the Company's assets shall be owned by and acquired solely in the name of the Company. Except as may be separately agreed in writing subject to the terms of this Agreement, no Member shall have any interest in any property or assets owned by the Company except for such Member's Interest and the rights associated therewith.

Section 7.5 ***Intellectual Property.***

(a) ***General.*** John Keller (the "IP Owner") shall exclusively own all registered and

unregistered trademarks, service marks, logos, trade dress, copyrights, patents, domain names, trade secrets, processes, methods, databases and data collections, customer lists, proprietary menus, novel cooking methods, novel recipes, concepts, ideas, inventions, and any other proprietary, intellectual, or industrial property rights of any kind or nature now known or hereafter recognized in any jurisdiction worldwide which are used in any way or manner in connection with the business and affairs of the Company, now or in the future (together, the "Intellectual Property"), whether created or written by a Member, Managing Member, Officer, employee, principal, representative, or agent of the Company, alone or with others, during a period of association with the Company or at any time prior to such association, and whether or not such Intellectual Property can be patented, copyrighted, or trademarked. The Members shall promptly disclose and relinquish all Intellectual Property created by them or their agents to the Managing Member and shall execute all documents reasonably requested by the Managing Member for vesting in the IP Owner the entire right, title, and interest to the Intellectual Property. The Company shall have a revocable, royalty-free, non-exclusive license to use the Intellectual Property in connection with the Company's ordinary business.

Section 7.6 ***Tax Returns.*** The Company shall prepare income tax returns for the Company and shall further cause such returns to be timely filed with the appropriate authorities pursuant to applicable law. The Members agree that the Company will be classified as an "s-corp" for federal, state and local income tax purposes, and the Managing Member(s) shall so instruct the Company's accountant(s) to make such election. Unless approved by the Managing Member(s), such election shall not be changed. The Managing Member(s) shall take such reasonable action as may be necessary or advisable, including amending this Agreement, to obtain and/or maintain the Company's status as a "s-corp" at all times for federal, state, and local income tax purposes.

ARTICLE VIII

TRANSFERS OF INTERESTS OF MEMBERS

Section 8.1 ***Transfers Generally.***

(a) *Transfers Generally Prohibited.* Except as otherwise permitted by this Agreement, no Member may Transfer all or any of its Membership Units without the prior written consent of the Managing Member(s), which consent shall not be unreasonably withheld, conditioned, or delayed. Any attempted Transfer that does not comply with this Article VIII shall be null and void *ab initio* and of no force or effect whatsoever and shall not bind or be recognized by the Company. Any Person engaging or attempting to engage in a Transfer or attempted Transfer not permitted under this Agreement shall indemnify and hold harmless the Company and all non- transferring Members from all costs, liabilities, and damages that any such indemnified Persons may incur (including, without limitation, incremental tax liability and reasonable attorneys' fees and costs) as a result of such Transfer or attempted Transfer and enforcement of the foregoing indemnity.

(b) *Grounds for Declining Transfer.* Consent of the Managing Member(s) in connection with any Transfer may be reasonably withheld on grounds which include without limitation any of the following: (i) the Managing Member(s) reasonably determines that the proposed transferee is not creditworthy or otherwise trustworthy; (ii) the Managing Member(s) reasonably determines that the proposed transferee has breached any terms of this Agreement or is reasonably likely to breach any terms of this Agreement in the event that the proposed Transfer takes place;
(ii) the transferee is a felon or has been otherwise convicted of a crime of moral turpitude by a court in the United States or in foreign jurisdictions; (iv) such transferee is, in the reasonable opinion of the Managing Member(s), a competitor of the Company; (v) the Transfer in question would violate, or

would be reasonably expected to violate, any of the conditions set forth in Section 8.4; or (vi) the proposed Transfer would not, in the reasonable opinion of the Managing Member(s), be in the best interests of the Company.

Section 8.2 ***Death, Incapacitation, or Bankruptcy of a Member.***

(a) *Death, Incapacitation, or Bankruptcy.* Notwithstanding anything to the contrary contained herein, upon the death, Incapacitation, or bankruptcy of a Member, the estate, legal representatives, guardians or other successor in interest of or to such Member (the "**Member's Representative**") shall immediately succeed to such Member's Economic Interest in the Company and shall have the same Economic Interest in the Company as the Member would have had pursuant and subject to the terms and conditions of this Agreement; *provided, however*, that: (i) no voting right or managerial control shall pass with such interest, and such right and control shall instead be redeemed in full by the Company; (ii) such Transfer is made in full compliance with all applicable federal and state laws governing the sale, transfer, and issuance of securities; and (iii) the Member's Representative, at the request of the Company, shall execute and agree to be bound by the terms of this Agreement and any other documents reasonably necessary in connection with such substitution.

(b) *Buyout.* Notwithstanding the foregoing, upon the death, bankruptcy, or Incapacitation in question, the Company shall have the exclusive, non-assignable right, but not the obligation, upon written notice to the Member's Representative given within one (1) year of the death, bankruptcy or Incapacitation in question, to purchase all or part of the Economic Rights held by the Member's Representative by virtue of Section 8.2(a) for a price equal to the Equity Purchase Price, or at such other price as may be reasonably determined by the parties at such time.

Section 8.3 ***Right of First Refusal.*** In addition to the conditions and requirements contained elsewhere in this Agreement, the following provisions shall govern any sale of Membership Units for value by a Class B Member:

(a) *Required Notice.* Upon receipt by any Class B Member (the "**Offering Member**") of an acceptable and bona-fide offer from a third party (a "**Third-Party Purchaser**") to purchase for value all or any of such Offering Member's Membership Units (the "**Offer**"), the Offering Member, before accepting the Offer, shall first provide written notice (the "**Offer Notice**"), along with a copy of the Offer, to the Managing Member(s) and each other Member. The Offer Notice must contain all material terms relating to the proposed purchase and sale, including, without limitation, the name of the Third-Party Purchaser, the number and class of Membership Units covered by the Offer (the "**Offered Interest**"), and the price per Membership Unit.

(b) *Option.* After delivery of the Offer Notice, the Company, the Managing Member(s), and each Member other than the Offering Member and the Managing Member(s) (each, a "**Transfer ROFR Holder**") shall have twenty (20) calendar days (the "**Offer Period**") within which to make a written election (which, in the case of the Company, shall be exercisable by the Managing Member(s)) to purchase all or any portion of the Offered Interest (the "**Option**") on the terms and conditions set forth in the Offer Notice. If each of the Transfer ROFR Holders fails or otherwise declines to exercise the Option within the Offer Period, the Option shall be deemed waived by the Transfer ROFR Holders, and the Offering Member may consummate the sale of the Offered Interest to the Third-Party Purchaser on the terms and conditions set forth in the Offer Notice. If one or more Transfer ROFR Holders elects to purchase all or any portion of the Offered Interest within the Offer Period, the Offering Member shall Transfer the Offered Interest to such electing Transfer ROFR Holders pursuant to their elections and effect the sale of the remaining portion of the Offered Interest, if any, to the Third-Party Purchaser, in each case on the terms and conditions set forth in the Offer Notice.

The Third-Party Purchaser and any electing Transfer ROFR Holders under this Section 8.3 must purchase their respective portions of the Offered Interest within sixty (60) calendar days after the expiration of the Offer Period, and if any such Transfers are not completed in accordance herewith within such sixty (60)-day period, the Offering Member may not Transfer the remaining portions of the Offered Interest without again complying with this Section 8.3. In the event that more than one Transfer ROFR Holder elects to purchase all or any portion of the Offered Interest, they shall have the right to purchase portions of the Offered Interest on a *pro rata* basis according to their respective Percentage Interests at such time.

Section 8.4 ***General Terms of Transfers.***

(a) *Transfer Conditions.* Notwithstanding anything to the contrary contained herein, no Transfer of Membership Units shall be permitted, except in the case of a Transfer on death or involuntarily by operation of law, unless the following conditions are satisfied (or otherwise waived in writing by the Managing Member(s) in its sole and absolute discretion):

(i) the transferor and transferee shall execute and deliver to the Company such documents and instruments as may be necessary or appropriate in the opinion of counsel to the Company to effect such Transfer and to confirm the agreement of the transferee to be bound by the provisions of this Agreement;

(ii) any costs or expenses incurred by the Company in connection with such Transfer (including all filing, publication, and recording fees, if any, and reasonable counsel fees and expenses incurred by the Company in connection with such Transfer), and any transfer, conveyance, or other taxes resulting from such Transfer, shall be borne, jointly and severally, by the transferor and the transferee;

(iii) the transferee shall, within a reasonable time, lawfully execute such other documents or instruments as counsel to the Company may reasonably require (or as may be required by law) in connection with the admission of the transferee as a Member;

(iv) upon request by the Company, the transferor and the transferee shall furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Transferred Membership Units, and any other information reasonably necessary to permit the Company to file all required federal, state and local tax returns and other legally required information statements or returns;

(v) the transferee shall execute a statement that the transferee is acquiring the Transferred Membership Units for the transferee's own account for investment purposes and not with a view to the resale or distribution thereof, and that the transferee will only Transfer the Transferred Membership Units to a Person who so similarly represents and warrants;

(vi) if required by the Managing Member(s), the Company receives an opinion of responsible counsel (which may be counsel for the Company), in form and substance reasonably satisfactory to the Managing Member(s), that such Transfer does not violate federal or state securities laws or any representation or warranty of the transferor provided in connection with the acquisition of its Membership Units;

(vii) if required by the Managing Member(s), counsel to the Company delivers to the Company an opinion that such Transfer: (A) will not result in a termination of the Company under Section 708 of the Code; (B) will not cause the Company to lose its status

as a s-corp for federal income tax purposes; and (C) will not cause the Company to become subject to the Investment Company Act of 1940; and

(b) *Admission of Substitute Member.* Upon the admission of a substitute Member, the Managing Member(s) shall promptly cause any necessary documents or instruments to be filed, recorded, or published, wherever required, showing the substitution of the transferee as a substitute Member in place of the transferring Member and shall notify all other Members of the date of the Transfer, the name and address of the transferee, and the number of Membership Units so transferred, and the substitute Member shall comply and cooperate fully with such process.

(c) *Transfer and Distributions.* A transferee of Membership Units complying with this Agreement shall be entitled to receive Distributions of cash or other property from the Company attributable to the Membership Units acquired by reason of such Transfer from and after the effective date of such Transfer; *provided, however*, that notwithstanding anything to the contrary contained herein, the Company and the Managing Member(s) shall be entitled to treat the transferor of such Membership Units as the absolute owner thereof in all respects, and shall incur no liability for allocations of income, gain, losses, credits, deductions, or Distributions that are made in good faith to such transferor with respect to such Membership Units, until such time as all of the conditions of such Transfer have been fulfilled, the written instrument of Transfer has been received by the Company, and the effective date of the Transfer has passed.

(d) *Effect of Disposition.* Following any Transfer of all or any of a Member's Membership Units in accordance with the terms hereof, the transferring Member shall have no further rights as a Member with respect to the Membership Units so transferred.

Section 8.5 ***Purchase Price.***

(a) *Determination of Purchase Price*. Upon the occurrence of an event requiring a valuation of any Membership Units or any other Interest (the "**Valuation Event**"), unless otherwise agreed in writing by the applicable parties, the purchase price for such Membership Units or Interest shall be set as the Fair Market Value of such Membership Units or Interest (the "**Equity Purchase Price**").

(b) *Payment of Purchase Price*. The Equity Purchase Price (or the remaining balance thereof, as applicable) of Membership Units or Interests sold pursuant to this Agreement shall be paid at the closing of the purchase, unless otherwise agreed in writing by the parties.

Section 8.6 ***Tag-Along Rights.***

(a) *Participation and Sale*. If, with the prior written consent of the Managing Member(s), one or more Members (collectively, the "**Tag-Along Initiator**") proposes to sell for value Membership Units representing seventy percent (70%) of the Members' aggregate Percentage Interests to a third party (the "**Tag-Along Purchaser**") in the same or related transactions over a period of six (6) months (each such Transfer, a "**Tag-Along Sale**"), the Tag- Along Initiator shall send written notice (the "**Tag-Along Notice**") to each other Member (each, a "**Tag-Along Offeree**") at least thirty (30) days' prior to the closing date of the upcoming Tag- Along Sale. The Tag-Along Notice shall set forth the terms and conditions of the Tag-Along Sale, including, without limitation: (i) the name of the proposed Tag-Along Purchaser; (ii) the number and class of Units proposed to be sold by the Tag-Along Initiator; and (iii) the purchase price proposed to be paid in connection with such Tag-Along Sale, and all material payment terms. Within ten (10) days after delivery of the Tag-Along Notice, each Tag-Along Offeree will have the opportunity and right to sell to the Tag-Along Purchaser all or some of the

Membership Units then owned by the interested Tag-Along Offeree, on the same terms and conditions as those enjoyed by the Tag-Along Initiator in the Tag-Along Sale, upon written notice to the Tag-Along Initiator (which notice shall constitute an irrevocable offer by such Tag-Along Offeree to sell the Membership Units in question to the Tag-Along Purchaser). For the avoidance of doubt, the price per Unit governing the sale of the Interest then owned by the Tag-Along Initiator shall also govern the sale of the Units then proposed to be sold by any Tag-Along Offeree pursuant to this Section 8.6. The Tag-Along Initiator shall be required, as a condition of the consummation of Tag-Along Sale, to obtain the written consent of the Tag-Along Purchaser to the participation of the electing Tag-Along Offerees in the Tag-Along Sale.

(b) *Obligations of Tag-Along Offerees*. Each Tag-Along Offeree electing to participate in the Tag-Along Sale shall: (i) make representations and warranties and be bound by covenants and conditions to the same extent as the Tag-Along Initiator in connection with the Tag-Along Sale; (ii) cooperate in making any filing and obtaining any consents or approvals required to consummate the Tag-Along Sale; and (iii) bear a *pro rata* portion (based on the consideration to be received by such Tag-Along Offeree in the Tag-Along Sale) of the aggregate transaction fees and expenses incurred by the Tag-Along Initiator in connection with such Tag-Along Sale.

(c) *Closing of Tag-Along Sale*. At the closing of the Tag-Along Sale, the Tag-Along Initiator and the Tag-Along Offerees shall deliver, free and clear of all liens, all of the Membership Units to be sold pursuant to this Section 8.6. The Tag-Along Initiator shall ensure that all amounts owed to any Tag-Along Offerees in connection with the Tag-Along sale are promptly distributed to each Tag-Along Offeree in accordance herewith.

Section 8.7 ***Drag-Along Rights.***

(a) *Participation and Sale*. If, with the prior written consent of the Managing Member(s), Members holding at least fifty-one percent (51%) of the Class A Members' aggregate Percentage Interests (collectively, the "**Dragging Members**") propose to consummate, in one transaction or a series of related transactions over a period of twelve (12) months, a sale for value of the Dragging Members' Membership Units to a disinterested third party (the "**Drag-Along Purchaser**") upon terms and conditions reasonably negotiated in good faith by the Dragging Members (a "**Drag-Along Sale**"), the Dragging Members shall have the right, after delivering the Drag-Along Notice in accordance with this Section 8.7, to require each Member that is not a Dragging Member (collectively, the "**Drag-Along Members**") to participate in such sale on the same or better terms as are offered to the Dragging Members; *provided, however*, that the purchase price to be paid by the Drag-Along Purchaser in consideration of the Drag-Along Sale (the "**Drag-Along Purchase Price**") shall equal or exceed the Fair Market Value of the total Membership Units to be sold. The Drag-Along Purchase Price shall be allocated among the Dragging Members and the Drag-Along Members in proportion to the amounts that each such Member would receive upon a liquidation of the Company pursuant to Article IX.

(b) *Drag-Along Notice*. The Dragging Members shall exercise their rights pursuant to this Section 8.7 by delivering a written notice (the "**Drag-Along Notice**") to the Company and to each Drag-Along Member at least twenty (20) business days prior to the closing date of the Drag-Along Sale. The Drag-Along Notice shall make reference to the Dragging Members' rights and obligations hereunder, and shall describe in reasonable detail: (i) the name of the Drag-Along Purchaser; (ii) the proposed date, time, and location of the closing of the Drag- Along Sale; (iii) the proposed amount of consideration for the Drag-Along Sale and the other material terms and conditions of the Drag-Along Sale, including, without limitation, a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and (iv) a copy of any form of agreement proposed to be executed in connection with the Drag-Along Sale.

(c) *Conditions to Drag-Along Sale*. Notwithstanding anything in this Section 8.7 to the contrary, a Member need not comply with the requirements of Section 8.7(a) in connection any proposed Drag-Along Sale unless, upon the consummation of the Drag-Along Sale: (i) each Member of any class of Membership Units will receive the same form and amount of consideration for such Membership Units as is received by other Members in respect of their Membership Units of such class, and (ii) the aggregate consideration receivable by all Members shall be allocated among the Members in proportion to the amounts that each Member would receive upon a liquidation of the Company pursuant to Article IX.

(d) *Cooperation*. Each Drag-Along Member shall take all actions as may be reasonably necessary to consummate the Drag-Along Sale, including, without limitation, entering into agreements and delivering certificates and instruments consistent in each case with the agreements being entered into and the certificates being delivered by the Dragging Members.

(e) *Consummation of Sale*. The Dragging Members shall have ninety (90) days following the date of the Drag-Along Notice in which to consummate the Drag-Along Sale, on the terms and conditions set forth in the Drag-Along Notice (which ninety (90)-day period may be extended for a reasonable time not to exceed one hundred twenty (120) days to the extent reasonably necessary to obtain required approvals or consents from any governmental authority). If, at the end of such period, the Dragging Members have not completed the Drag-Along Sale, the Dragging Members may not then exercise their rights under this Section 8.7 without again fully complying with the provisions of this Section 8.7.

Section 8.8 *Roll-Up.* In the event that the Managing Member(s) resolves to approve a roll-up transaction or series of transactions that directly or indirectly, through acquisition or otherwise, involves the combination or reorganization of the Company and one or more other entities into a single entity (the "**Roll-Up Entity**"), and the Roll-Up Entity offers to exchange its securities to the owners of the entities to be combined or reorganized, then each Member will agree to exchange, and will exchange, all of such Member's Membership Units on the terms and conditions so approved, and will not exercise any dissenters' rights of appraisal such Member may have under law.

ARTICLE IX

DISSOLUTION AND TERMINATION

Section 9.1 *Dissolution.*

(a) The provisions of this Section 9.1 are deemed provisions "specified in the operating agreement" under the Act, and no other events of dissolution shall be deemed events of dissolution under the Act for purposes of this Agreement. The Company shall be dissolved and its affairs shall be wound up upon the earliest to occur of the following:

(i) the signed and written consent thereto of the Managing Member(s);

(ii) the sale, transfer, or other disposition of all or substantially all of the Company's assets and/or equity other than in the ordinary course of business;

(iii) such time as there shall be no Members;

(iv) the entry of a final, non-appealable decree of judicial dissolution of the

Company; or

(v) as otherwise may be required by the Act or applicable law.

(b) Upon dissolution of the Company, the Managing Member(s) (or a liquidator reasonably selected by the Managing Member(s)) shall liquidate the Company's assets in an orderly and business-like manner so as not to involve undue sacrifice or waste, and the following actions and distributions out of the assets of the Company will be taken and made in the following manner and order:

(i) first, the Company shall pay or establish reserves for all debts and liabilities of the Company (including, without limitation, any debts and liabilities of the Company to its Members) and expenses of liquidation in the order of priority provided by law;

(ii) second, the Company shall establish any reserves which the Managing Member(s) shall reasonably deem necessary to provide for contingent liabilities or obligations of the Company, *provided, however*, that at the expiration of such period of time as the Managing Member(s) reasonably deems advisable, the balance of any reserves shall be paid or distributed as provided in clause (iii) below; and

(iii) then, the Company shall pay out of the balance, if any, of such assets to the Members in accordance with the Distribution schedule described in Section 4.2.

(c) Except as expressly provided by the Act, upon dissolution, the Managing Member(s) shall look solely to the remaining assets of the Company, if any, for the return of the Members' Capital Contributions.

(d) The winding up of the Company shall be completed when all debts, liabilities, and obligations of the Company have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining property and assets of the Company have been distributed to the Members. Upon the completion of the winding up process, the Company shall complete all other steps for termination as may be required by law.

Section 9.2 ***Termination.*** The Company shall terminate when all property owned by the Company shall have been disposed of and the assets, after payment of, or due provision has been taken for, liabilities to Company creditors shall have been distributed as provided in this Agreement. Upon such termination, the Managing Member(s) shall execute and cause to be filed articles of dissolution for the Company and any and all other documents necessary and appropriate in connection with the termination of the Company.

ARTICLE X

AMENDMENTS

Section 10.1 ***Amendments.*** Except as expressly set forth herein and subject to applicable law, this Agreement (including any schedules and exhibits hereto) may be amended or modified from time to time only with the prior written consent of the Managing Member(s). Notwithstanding the foregoing, no amendment shall (i) create any personal liability or personal obligation of any Member for the debts, obligations, or liabilities of the Company not otherwise required under the Act without such Member's prior written consent; (ii) create any new affirmative obligation or responsibility for any Member without such Member's prior written consent; or (iii) reflect any change

for which additional consents are required hereunder, to the extent that such consent has not yet been obtained by the Managing Member(s). Each Member shall be promptly notified of any amendment to this Agreement made pursuant to this Section 10.1; *provided, however*, that a duly adopted amendment shall be effective as of the date and time specified therein without regard to whether any Members have been given notice thereof.

ARTICLE XI

MEETINGS OF MEMBERS

Section 11.1 ***Meetings of Members and the Managing Member(s).*** No regular, annual, special, or other meetings of Members are required to be held. However, special meetings of the Members for any purpose may be requested at any time by (i) the Managing Member(s) or (ii) Members holding more than fifty percent (50%) of the Members' aggregate Percentage Interests. Such request shall be in writing and shall state the purpose(s) of the proposed meeting and the business to be transacted at such meeting. No business shall be transacted at any special meeting of Members except as is specified in the notice calling such meeting. Any meeting shall be held at the Company's principal place of business or in or at such other place as may be reasonably designated by the Managing Member(s). Notice of any such meeting shall be given to all Members within ten (10) days after the Company's receipt of such request and no fewer than ten (10) days nor more than sixty (60) days before the date of the meeting. The notice shall state the place, date, hour and purpose or purposes of the meeting, *provided, however*, that any Member may waive notice of a meeting called pursuant to this Section 11.1, and attendance in person at such a meeting shall constitute such a waiver. Members may attend and participate in meetings either in person or by means of conference telephone, video conference or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by means of such communication equipment shall constitute presence in person at such meeting. Attendance in person at such meeting by any of the means specified in the previous sentence shall constitute a waiver of notice thereof.

Section 11.2 ***Voting of Interests.*** Except as otherwise provided in this Agreement, Members shall only be entitled to vote on those matters which are expressly reserved herein for a Member vote, decision, or approval or are required by non waivable provisions of the Act. All other decisions shall be made in the sole discretion of the Managing Member(s), and Members shall have no right to vote upon or approve such decisions. Except as expressly required by non waivable provisions of the Act or by this Agreement, no vote, consent, or authorization of the Members whatsoever shall be required in connection with any action or any matter on behalf of or with respect to the Company. No cumulative voting shall be permitted.

Section 11.3 ***Voting by Proxy.*** Each Member may authorize any Person or Persons to act for him, her or it by proxy in all matters in which a Member is entitled to participate. Every proxy must be signed and dated by the Member or his, hers or its attorney-in-fact. No proxy of an individual shall be valid after the expiration of three (3) months from the date thereof. Every proxy shall be revocable, at any time before the vote in question is held, by the Member executing it.

Section 11.4 ***Action Without Meeting.*** Any action required or permitted to be taken by the Members at a meeting may be taken without a meeting if a consent in writing, describing the action, is signed by Members the votes or approvals of which would be necessary to approve the action under this Agreement. Any action taken pursuant to this Section 11.4 shall be effective when the Members with the requisite vote have signed the consent or approval in question, unless the consent specifies a different effective date. Notice of any approved action taken pursuant to this Section 11.4 shall be provided to all Members.

ARTICLE XII

REPRESENTATIONS; WARRANTIES; RESTRICTIVE COVENANTS

Section 12.1 ***Confidentiality.***

(a) *General.* Each Member agrees to treat as confidential all information pertaining to the Company of a confidential, sensitive, or secret nature that is provided to such Member pursuant to this Agreement or otherwise, including, without limitation, the contents and details of operations manuals, guidelines, industry specific research and manuals, the identities and contact information of customers, clients, and employees of Company, pricing policies and related information, marketing manuals and plans, business strategies, techniques, and methodologies, financial information, business plans, license agreements, inventions, menus, product formulations, recipes, license agreements, and other protectable information and/or trade secrets (collectively, "**Confidential Matter**"), and will not permit any of its attorneys, accountants, Affiliates, directors, managers, shareholders, officers, members, employees, principals, or agents (collectively, the "**Authorized Representatives**") to disclose any Confidential Matter, *provided, however,* that any Member (or its attorneys and accountants) may disclose any such information: (i) as has become generally available to the public at the direction of the Managing Member(s); (ii) as may be required or appropriate in any report, statement or testimony submitted to any governmental authority having or claiming to have jurisdiction over such Member (or its Authorized Representatives) but only that portion of the data and information which, in the written opinion of counsel for such Member or Authorized Representative is required or would be required to be furnished to avoid liability for contempt or the imposition of any other material judicial or governmental penalty or censure; (iii) as may be required or appropriate in response to any summons or subpoena or in connection with any litigation; (iv) to such Member's attorney(s), accountant(s), or financial advisor(s) for the purpose(s) of obtaining legal, tax, or financial planning advice; and (v) to the extent the Company has pre-authorized such disclosure in writing.

(b) *Cooperation.* Each Member agrees to reasonably cooperate with such procedures and restrictions (including, without limitation, the disclosure of any Confidential Matter to such Member in electronic, non-printable and/or non-downloadable format via a password-protected website) as may be developed by the Managing Member(s) from time to time in connection with the disclosure of Confidential Matter, as determined by the Managing Member(s) to be reasonably necessary and advisable to maintain and promote compliance with legal and other regulatory matters applicable to the Managing Member(s), the Company, and the Members.

(c) *Proper Purpose*. Subject to the provisions of Article VII and applicable law, no Member by reason of this Agreement shall have access to any Confidential Matter, trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights of any Member which the Managing Member(s) reasonably determines to be a competitor or an officer, employee, director, or holder of ten percent (10%) or more of the equity interests of a competitor.

(d) *Varying Circumstances.* Each Member acknowledges and agrees that the Managing Member(s) may consider the different circumstances of Members with respect to the restrictions and obligations imposed on Members in this Section 12.1 and the Managing Member(s) in its sole and absolute discretion may agree to waive or modify any of such restrictions and/or obligations with respect to a Member with the consent of such Member and without the consent of any other person. Each Member further acknowledges and agrees that any such agreement by the Managing Member(s) with a Member to waive or modify any of the restrictions and/or obligations imposed by this Section 12.1 (including, without limitation, to withhold Confidential Matter) shall not constitute a breach of any

duty stated or implied in law or in equity owed to any Member, regardless of whether different agreements are reached with different Members.

Section 12.2 ***Non-Disparagement*****.** Each Member, including the Managing Member(s), understands that the public reputation and goodwill of the Company is essential to the Company's commercial success. Each Member, including the Managing Member(s), therefore agrees that it shall not at any time, directly or indirectly, in any capacity or manner, make, express, transmit (or cause, further, assist, solicit, encourage, support, or participate in any of the foregoing, whether by words, actions, or omissions), any remark, comment, message, information, declaration, communication, or other statement of any kind, whether in writing, electronically transferred (including, without limitation, public website postings, consumer website reviews and/or postings, emails, Facebook, Twitter, Instagram, and all social network postings) or otherwise, that might reasonably be construed to be derogatory, defamatory, disparaging, harassing, slanderous, discriminatory, retaliatory, libelous, or otherwise negative towards the Company and/or any of its members, officers, principals, agents, or employees, (collectively, the "**Company Representatives**"), or to malign, harm, disparage, defame, or damage the reputation or good name of the Company or any of the Company Representatives. Nothing contained herein shall be construed to prevent any Member from making truthful statements about the Company or the Company Representatives if so compelled by a court order, in a legal proceeding, or as otherwise compelled by law. The Members agree and acknowledge that this non-disparagement provision is a material term of this Agreement, the absence of which would have resulted in the Members refusing to enter this Agreement.

Section 12.3 ***Non-Solicitation*****.** Each of the Members and the Managing Member(s) agree that, for so long as such Person is a Member or Managing Member(s) and for a period of oneyear after such Person ceases to be a Member or Managing Member(s) for any reason, such Member or Managing Member(s) shall not, and shall not cause or permit any Affiliate to, directly or indirectly (including, without limitation, through ownership, management, operation, or control of any Person) do or attempt to do any of the following:

(i) solicit, encourage, entice, or induce any Person that at any time is or was an employee of, a consultant to, or a contractor for the Company or any of its Affiliates to leave the employ of or terminate any such consulting or contractor relationship or arrangements with the Company or such Affiliates, or to become an employee of, a consultant to, or a contractor for any other person or entity, or employ or retain any such Person; or

(ii) solicit, encourage, entice, or induce any Person that is or was an actual or prospective customer, client, reseller, distributor, or licensee of the Company or any of its Affiliates to terminate, reduce, or negatively alter its business relationship with the Company or such Affiliates, or in any manner intentionally interfere with any agreement or contract between the Company or any of its Affiliates and any such Person.

Section 12.4 ***Member Representations and Warranties*****.** Each Member hereby represents and warrants to the other Members and to the Company as follows:

(a) such Member is acquiring its Membership Units solely for investment purposes and not with a view to the distribution or resale thereof, and understands that the offer and sale of the Units has not been scrutinized by any regulatory authority because of the nature of the investment and the private aspects of the offering, and that no federal or state agency has passed on or made any recommendations or endorsements of the offer or sale of Membership Units of any type or class; such Member is not subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1) under the Securities Act, as amended from time to time;

(b) such Member has read this Agreement, fully understands its terms, and considers this Agreement to be fair and reasonable, and further acknowledges and agrees that this Agreement grants the Managing Member(s) broad control over the business and affairs of the Company;

(c) the execution and delivery of this Agreement and the performance of such Member's obligations hereunder will not conflict with, or result in any violation of or default under, any provision of any agreement or other instrument to which such member is a party of by which such member or any of its assets are bound, or any judgment, decree, statute, order, rule, or regulation applicable to such Member or its assets;

(d) if such Member is not an individual, (1) such Member is duly organized, formed or incorporated, as the case may be, and validly existing and in good standing under the laws of the Member's jurisdiction of organization, formation, or incorporation; (2) such Member has all requisite power and authority to execute, deliver, and perform its obligations under this Agreement and each other document required to be executed and delivered by the Member in connection with this Agreement and to perform its obligations hereunder; and (3) the Person signing this Agreement on behalf of such Member has been duly authorized to execute and deliver this Agreement and each other document required to be executed and delivered by such Member in connection with this Agreement;

(e) such Member shall at all times conduct itself ethically, professionally, and in accordance with all applicable federal, state, and local laws, regulations and ordinances in connection with the Company and its business;

(f) such Member has (1) good and valid title to the cash and any other assets that it has contributed to the Company, free and clear of all liens, security interests, and other encumbrances, and (2) the power and authority to make such contributions to the Company; and

(g) such Member shall promptly notify the Company in writing if any of the foregoing representations is no longer true, accurate, or complete, or is reasonably expected to become untrue, inaccurate, or incomplete.

Section 12.5 *Remedies*. If any Member violates or threatens to breach or violate any of the foregoing restrictions, representations, or warranties, the Company shall be entitled to preliminary and permanent injunctive relief (without the necessity of posting a bond or other security) in addition to any other remedy which may be available at law including, but not limited to, monetary damages.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

Section 13.1 ***Notices.***

(a) Except as expressly provided otherwise in this Agreement, all notices, including required notices, consents, waivers, requests, or other instruments or communications, given pursuant to this Agreement shall be in writing, shall be signed by the party giving the same, and shall be delivered by hand; delivered by electronic mail, sent by registered or certified mail, return receipt requested, postage prepaid; or sent by a recognized overnight delivery service. Such notices, instruments, or communications shall be addressed (i) in the case of the Company, to the Company's principal place of business and (ii) in the case of any Member, to the address for that Member set forth on ***Schedule A*** hereto, except that any Member may, by notice to the Company, specify any other

address for the receipt of such notices, instruments, or communications.

(b) Except as expressly provided otherwise in this Agreement, any notice shall be deemed properly given when sent in the manner prescribed in this paragraph. In computing the period of time for the giving of any notice, the day on which the notice is given shall be excluded and the day on which the matter noticed is to occur shall be included. If notice is given by personal delivery, then it shall be deemed given on the date personally delivered to such person. If notice is given by electronic mail, it shall be deemed delivered when sent (or on the immediately following business day if sent after the close of business or on a day that is not a business day) with electronic confirmation of delivery thereof. If notice is given by mail, it shall be deemed given when deposited in the mail addressed to the Person to which it is directed at the last address of the Person as it appears on the records of the Company, with prepaid postage thereon. If notice is given by nationally recognized overnight courier delivery service, then it shall be deemed given on the date delivered to such nationally recognized overnight courier delivery service. If notice is given in any other manner authorized herein or by law, it shall be deemed given when actually delivered, unless otherwise specified herein or by law.

Section 13.2 ***Severability.*** If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid, illegal, or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

Section 13.3 ***Counterparts.*** This Agreement may be executed and delivered in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument, it being understood that all parties need not sign the same counterpart. Execution and delivery of this Agreement by delivery of a facsimile or electronically recorded copy (including a .pdf file) bearing a copy of the signature of a party shall constitute a valid and binding execution and delivery of this Agreement by such party, and facsimile or other electronic form of signatures and counterparts shall be treated as an original.

Section 13.4 ***Entire Agreement.*** This Agreement, including the Schedule(s) attached hereto, constitutes the entire agreement among the parties with respect to the subject matter hereof, and supersedes any prior agreement or understanding among the parties as to such matters, oral or written, all of which are hereby canceled.

Section 13.5 ***Further Assurances.*** Each Member shall execute and deliver such further instruments and do such further acts and things as may be required by the Managing Member(s) to carry out the intent and purposes of this Agreement and to further the business of the Company.

Section 13.6 ***Assignment; Parties in Interest.*** To the fullest extent permitted by law and subject to the terms of this Agreement, none of the rights or obligations of any party hereto may be assigned without the prior written consent of the Managing Member(s), which consent may be withheld in its sole discretion, and any purported assignment made without such consent shall be null and void *ab initio* and of no force or effect whatsoever. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, and permitted assigns. No provision of this Agreement shall be for the benefit of, or enforceable by, any creditors of the Members or the Company.

Section 13.7 ***Waiver of Action for Partition.*** Each of the parties hereto irrevocably waives during the term of existence of the Company and during the period of the Company's liquidation following any dissolution any right that such party may have to maintain any action for partition with respect to any of the assets of the Company.

Section 13.8 ***Payment of Costs in the Event of a Default.*** If any party hereto fails to perform its obligations under this Agreement, or if a dispute arises concerning the meaning or interpretation of any provision of this Agreement and any action or steps are taken in furtherance thereof including, without limitation, the commencement of legal proceedings, lawsuits, arbitration, or other proceedings arising out of, relating to, or based in any way on this Agreement, including, without limitation, tort actions and actions for injunctive and declaratory relief, the non- prevailing party in the dispute shall pay any and all actual costs and expenses incurred by the prevailing party, including, without limitation, all court costs, all fees and costs incurred in any appellate process, and all actual and reasonable attorney's fees and in-house counsel costs, and costs of paralegals.

Section 13.9 ***Additional Remedies and Waivers.*** The failure of any Person to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation. The rights and remedies of the parties hereunder shall not be mutually exclusive, and the exercise of any one right or remedy shall not preclude or waive the right to exercise any other remedies. Said rights and remedies are in addition to any other rights the parties may have by law or otherwise.

Section 13.10 ***Governing Law.*** This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York. In the event of a conflict between any provision of this Agreement and any non-mandatory provision of New York law, the provisions of this Agreement shall control and take precedence.

Section 13.11 ***Arbitration.***

(a) *Generally.* Any action, proceeding, or counterclaim arising under, relating to, or in connection with this Agreement that is brought by any party hereto shall be referred to final and binding arbitration in accordance with the expedited procedures contained in the Commercial Arbitration Rules of the American Arbitration Association (the "**AAA**") in effect at the time of the arbitration, except as those rules or procedures are modified herein or by mutual and written agreement of the parties. The place of arbitration shall be New York, New York. The arbitrator(s) shall have no right to alter or disregard the express terms of this Agreement, and shall explain, in reasonable detail and in writing, any award that may be made, which award, if any, shall be final and binding upon the parties. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The arbitrator(s) shall award reasonable fees and expenses to the prevailing party.

(b) *Confidential Nature.* This arbitration shall be kept confidential, and the existence of the proceedings and all materials related to the proceedings (including, without limitation, pleadings, briefs, documents submitted or exchanged, testimony or oral submissions and transcripts thereof, and awards) shall not be disclosed without the prior consent of the other party, beyond disclosure to the tribunal, the AAA, the parties, their counsel, accountants and auditors, insurers and re-insurers, and any person necessary to the conduct of the proceedings. Notwithstanding the foregoing, such confidentiality obligations shall not apply: (i) to the extent disclosure of such material is required by law, or in judicial or administrative proceedings, or (ii) as far as disclosure is necessary to enforce the rights arising out of the award.

Section 13.12 ***Waiver of a Jury Trial.*** TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE PARTIES HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTIONS CONTEMPLATED HEREBY. THE PROVISIONS OF THIS SECTION 13.12 SHALL SURVIVE ANY TERMINATION OF THIS AGREEMENT AND THE DISSOLUTION

OF THE COMPANY.

Section 13.13 ***Reliance on Authority of Signatory.*** In the event that a Member is not an individual, neither the Company nor any Member or Managing Member(s) will (a) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of such individual, or (b) be required to see to the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such entity.

Section 13.14 ***Power of Attorney.*** Subject to the provisions of this Agreement in each case, each Member irrevocably makes, constitutes, and appoints the Managing Member(s), for as long as such office is held, as its true and lawful attorney in fact, in its name, place, and stead, and for its use and benefit, to make, execute, acknowledge, deliver, record, and file:

(i) any amendments or restatements of this Agreement approved and ratified in accordance herewith;

(ii) any filings or other documents which may be deemed necessary or desirable to effect the dissolution and termination of the Company, *provided* that such action is approved and ratified in accordance herewith;

(iii) any amendments to or statements of the Articles, or any business certificate, fictitious name certificate, or other instrument or document of any kind, or any amendments thereto, necessary or desirable to accomplish the business, purposes, and objectives of the Company required by applicable federal, state or local law, *provided* that such action is approved and ratified in accordance herewith; and

(iv) subject to the terms of this Agreement, any other document or instrument which the Managing Member(s) deems necessary or desirable to carry out the purposes of the Company.

Section 13.15 ***Surviving Obligations.*** All accrued obligations of the Members to each other hereunder shall survive termination of this Agreement.

Section 13.16 ***Construction.*** Unless the context clearly requires otherwise, the terms defined in this Agreement shall have the meanings specified herein for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms defined herein. Whenever a reference is made in this Agreement to a "**Section**" or an "**Article**," such reference shall be to a Section or Article, as applicable, of this Agreement, unless otherwise indicated. Whenever the words "**include**," "**includes**," or "**including**" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The use of the neuter gender in this Agreement shall be deemed to include the masculine and feminine genders, the use of the masculine gender in this Agreement shall be deemed to include the neuter and feminine genders, and the use of the feminine gender in this Agreement shall be deemed to include the neuter and masculine genders, in each case wherever necessary or appropriate. The use of the words "**herein**," "**hereof**," or "**hereunder**" shall refer to this Agreement as a whole, unless the context clearly requires otherwise. Unless the context clearly requires otherwise, whenever the term "**Member**" is used in this Agreement, it shall be deemed to include the term "Managing Member(s)."

The headings and subheadings in this Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof. As the parties have negotiated this Agreement in good faith, the rule

of construction to the effect that this Agreement should be construed against the party that drafted this Agreement is hereby waived by all Members. Any schedules and exhibits to this Agreement are an integral part of this Agreement. Any reference to a provision of the Code, the Act, or any other law shall be construed to include a reference to any successor provision thereof.

[signature pages to follow]

LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF
HER SONG FILM LLC

CLASS A MEMBER SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned Class A Member has executed this Limited Liability Company Operating Agreement as of the Effective Date and agrees to be bound by the terms and conditions thereof.

CLASS A MEMBER:

Signature: Eléa Lienne

Name of Signatory: Eléa Lienne

Title of Signatory: Owner

Date: 05 / 17 / 2024

Signature: John M. Keller

Name of Signatory: John Keller

Title of Signatory: Owner

Date: 05 / 17 / 2024